SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
1 November 2016

BP third quarter 2016 results

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3Q underlying replacement cost profit $933 million

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Robust 3Q underlying operating cash flow of $4.8 billion, driven by reliable operations and lower costs

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Further progress towards rebalancing organic cash flows in 2017:
- Cash costs $6.1 billion lower than 2014 versus $7 billion target for 2017
- 2016 capex now expected to be around $16 billion versus original guidance of $17-19 billion
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Dividend unchanged at 10c/share

BP today reported a profit for the third quarter of 2016 of $933 million on an underlying replacement cost basis1. This compares to $720 million profit for the previous quarter and $1.8 billion for the third quarter of 2015.
The quarter's result was affected by a weaker price and margin environment. It was also negatively impacted by a number of mainly one-off and non-cash items in the Upstream. However, the result also included benefits from lower cash costs being incurred throughout the Group and a positive one-time tax credit.
Underlying operating cash flow2, which excludes pre-tax Gulf of Mexico payments, was $4.8 billion for the quarter. It was $13.3 billion for the first nine months of the year, benefitting from reliable operations and lower cash costs.
BP announced an unchanged dividend for the quarter of 10c per ordinary share, expected to be paid in December.
Brian Gilvary, BP's Chief Financial Officer said: "We continue to make good progress in adapting to the challenging price and margin environment. We remain on track to rebalance organic cash flows next year at $50 to $55 a barrel, underpinned by continued strong operating reliability and momentum in resetting costs and capital spending.3
"At the same time we are investing in the projects, businesses and options to deliver growth in the years ahead."
BP's cash costs4 over the past four quarters were $6.1 billion lower than in 2014, continuing the Group's progress towards 2017 cash costs being $7 billion lower than in 2014. BP's expectation for 2016 organic capital expenditure was reduced again and it is now expected to total around $16 billion, compared to original guidance of $17-19 billion given at the start of the year. BP expects capital expenditure in 2017 to be between $15 billion and $17 billion.
Cash divestment proceeds for the year to date, including the partial sale of BP's shareholding in Castrol India, are now $2.7 billion. At the end of the third quarter, BP's gearing level was 25.9%, within the targeted 20-30% range.
The Brent oil price averaged $46 a barrel in the quarter, compared with $50 a barrel in 3Q 2015, and gas prices outside the US were also weaker. Refining margins were steeply down from a year earlier, depressed by high product stock levels.
BP reported an overall headline profit for the quarter of $1.6 billion, which includes a net gain of $728 million for non-operating items and fair value accounting effects. This is comparable to a profit of $46 million a year earlier and a loss of $1.4 billion in the second quarter of this year, when significant charges associated with the Gulf of Mexico oil spill were taken.
Segment results
Both of BP's main operating segments continued to demonstrate strong operational performance, with Upstream plant reliability at 95% and refining availability in Downstream at 95.4% in the first three quarters of the year.
BP's Downstream segment delivered resilient results despite refining margins weaker than both the previous quarter and, particularly, a year earlier. Underlying pre-tax replacement cost profit was $1.4 billion, compared with $1.5 billion for 2Q 2016 and $2.3 billion for 3Q 2015. Compared with a year earlier, the impact of the lower refining margin environment was partially offset by an increased retail performance and cost reductions across the segment.
BP's Upstream segment reported an underlying pre-tax replacement cost loss of $224 million, compared with profits of $29 million for 2Q 2016 and $823 million for 3Q 2015. Compared with a year earlier, the result reflected weaker oil and non-US gas prices and lower gas marketing and trading results, together with the impact of higher exploration write-offs and rig cancellation charges. The impacts of these were partially offset by benefits of cost reduction programmes in the Upstream.
BP estimated its share of Rosneft net income for the third quarter to be $120 million5, compared with $246 million for 2Q 2016 and $382 million for 3Q 2015. In July BP received a dividend of $332 million, representing 35% of BP's share of Rosneft's 2015 IFRS net income.
Strategic developments
In the Upstream, BP announced an agreement for a second production sharing agreement with CNPC for shale gas in China and also amendment of a number of concessions in Egypt that enabled the fast-track development of the Nooros field.
In September, BP and Det Norske completed the formation of their Norwegian joint venture. On completion of the sale of BP Norge, BP received a 30% equity interest in Aker BP.
The In Amenas Compression project in Algeria is on schedule to commence operation in the fourth quarter, which would make it the fifth Upstream major project to start this year.
In October, BP announced its decision not to continue its exploration programme in the Great Australian Bight, off the south coast of Australia.
In the Downstream, BP continues to see marketing growth with retail volumes increasing by 3% in the year to date and two new convenience partnerships in Europe.
Further information:
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
Notes:
1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2. Underlying operating cash flow is net cash provided by operating activities excluding pre-tax amounts related to the Gulf of Mexico oil spill.
3. BP's objective is to rebalance organic sources and uses of cash by 2017 at average Brent oil prices in the range of $50-55 per barrel.
4. Cash costs are the principal operating and overhead costs that management considers to be the most directly under their control; see www.bp.com for further information.
5. The operational and financial information for the Rosneft segment for the third quarter of 2016 is based on preliminary operational and financial results of Rosneft for the three months ended 30 September 2016. Actual results may differ from these amounts.
Full BP p.l.c. Group results for the third quarter of 2016 can be seen at www.bp.com/results
Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding the expected quarterly dividend payment and timing of such payment; plans and expectations regarding BP's goal of balancing organic cash flows by 2017 at $50-55/bbl; BP's share of Rosneft's net income; plans and expectations regarding continued reductions in cash costs through 2017; plans and expectations regarding BP's annual organic capital expenditure in 2016 and 2017; and the scheduled commencement of operation of the Amenas Compression project in Algeria.
Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft's management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this press release and under "Principle risks and uncertainties" in the results announcement for the period ended 30 June 2016 and "Risk factors" in BP Annual Report and Form 20-F 2015 as filed with the US Securities and Exchange Commission.
This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 November 2016

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary